Wells Fargo Funds Management

525 Market Street, 12th floor

San Francisco, CA 94105

March 12, 2008

VIA EDGAR CORRSPONDENCE

Ms. Linda Stirling, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Wells Fargo Funds Trust (the “Trust”) – Wells Fargo Advantage Large Company Value Fund (formerly, the Wells Fargo Advantage Dividend Income Fund) (the “Fund”)

Dear Ms. Stirling:

Thank you for your verbal comments of March 6, 2008 to the Prospectus and Statement of Additional Information filed by the Trust on behalf of the Fund with the Securities and Exchange Commission (the “Commission”) on January 18, 2008 pursuant to Rule 485(a)(1) (the “485(a) Filing”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”), and the issuance of securities by it under the 1933 Act, and pursuant to Rule 485(b) under the 1933 Act, it is our intention to transmit for filing Post-Effective Amendment No. 121 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 121 under the 1940 Act on Form N-1A (the “485(b) Filing”) on March 21, 2008, which filing will address your comments to the disclosure in the manner indicated in this letter. We contemplate that the 485(b) Filing will become effective immediately and simultaneously with the 485(a) Filing on March 21, 2008. The cover correspondence accompanying the contemplated Rule 485(b) Filing will contain the certifications required under Rule 485(b)(4).

Please note that in anticipation of their first use on March 21, 2008, we intend commence printing of the prospectuses for the Fund on or about March 14, 2008, assuming that shareholders have approved the proposed sub-advisory arrangements with the new sub-adviser.

For your convenience in reviewing this letter, your comments are set forth in bold typeface immediately followed by the Trust’s response on behalf of the Fund. In addition, where a comment made to a prospectus offering one class of shares of the Fund is applicable to identical or similar disclosure appearing in another prospectus offering another class of shares of the Fund, we have addressed the comment in both prospectuses.

Ms. Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

March 11, 2008

1.

On page 4 of the Prospectus, please revise the first four sentences of the second full paragraph under the caption “Principal Investment Strategies” so that they are consistent with Plain English disclosure standards.

In response to your comment, the first four sentences of the second full paragraph under the caption “Principal Investment Strategies” on page 4 of the prospectus have been restated to read as follows:

Our investment process is highly aware of our sector allocations against our benchmark because we seek outperformance through stock selection rather than overweighting or underweighting certain sectors. We begin our process by ranking approximately 5,000 stocks by market capitalization. Stocks that pass this screen for us will be in the top 20% of market capitalization. We then use our own predetermined criteria (e.g., debt as a portion of firms’ total value; net profits as a portion of firms’ total revenue; and price-to-earnings ratios) to refine the resulting investment candidates.

We note that the revised language has deleted and reformulated specified terms that you identified as potentially inconsistent with the application of Plain English disclosure standards, such as “sector aware,” “deciles” and “profitability metrics.”

2.	On page 6 of the Fund’s prospectus for the Administrator Class Shares, please clarify the disclosure set forth in footnote 2 to the table of Average Annual Total Returns.

In response to your comment, footnote 2 to the table of Average Annual Total Returns on page 6 of the Fund’s prospectus for the Administrator Class Shares has been revised and now reads as follows:

The inception date of Administrator Class shares is December 31, 2001. Performance shown from December 31, 2001 through April 10, 2005 for the Administrator Class shares reflects the performance of the Class K shares of the Strong Dividend Income Fund, the predecessor fund. Performance shown prior to the inception of the Administrator Class shares on December 31, 2001 reflects the performance of the Investor Class shares of the predecessor fund, and includes expenses that are not applicable to and are higher than those of the Administrator Class shares.

3.

On page 7 of the Fund’s prospectus, please consider clarifying the disclosure in the last sentence of footnote 3 to the table of Annual Fund Operating Expenses, by stating the introductory clause as “After this date,” in lieu of its current formulation “After this time.”

Ms. Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

March 11, 2008

The suggested change to the language in footnote 3 to the table of Annual Fund Operating Expenses has been made in each prospectus.

4.	Please supplementally confirm that the information set forth on the “Other Expenses” line item of the Annual Fund Operating Expenses shown in the Fund’s prospectus is accurate as stated.

We hereby supplementally confirm to you that the information set forth on the “Other Expenses” line item of the Annual Fund Operating Expenses shown in the Fund’s prospectus for each share class is accurate as stated.

5.

In the portfolio manager biographical information on page 12 of the prospectus, please disclose the year in which Mr. Stephen Block joined Phocas Financial Corporation. Item 5(a)(2) of Form N-1A requires disclosure of each portfolio manager’s business experience during the past 5 years.

The portfolio manager biographical information for Mr. Stephen Block in each prospectus has been updated to disclose year in which Mr. Block joined Phocas Financial Corporation, the investment sub-adviser to the Fund.

6.

Please supplementally provide us with a representation that there are no years during which Messrs. William F. K. Schaff and Stephen L. Block managed discretionary accounts with substantially similar investment objectives, policies and strategies as the Fund’s investment objectives, policies and strategies other than those years shown in the prospectus under the heading “Portfolio Managers’ Prior Performance History” (1996-2003). Please also supplementally confirm to us the date Phocas Financial Corporation commenced operations.

As part of due diligence process that Wells Fargo Fund Management, LLC has undertaken in connection with evaluating and recommending Phocas Financial Corporation to the Board of Trustees of the Trust, Wells Fargo Fund Management, LLC has received specified written representations from personnel of Phocas Financial Corporation concerning the composite investment performance information of the discretionary accounts co-managed by Messrs. William F. K. Schaff and Stephen L. Block. On the basis of such representations, we hereby supplementally represent to you that the years shown in the prospectus under the heading “Portfolio Managers’ Prior Performance History” (1996-2003) are the only years during which Messrs. Schaff and Block co-managed discretionary accounts with substantially similar investment objectives, policies and strategies as the Fund’s investment objectives, policies and strategies. We also supplementally confirm to you that Phocas Financial Corporation was first registered as an investment adviser with the Commission on June 1, 2005.

* * * * *

Ms. Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

March 11, 2008

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses adequately address your comments. If you require additional information, please do not hesitate to contact the undersigned at (415) 396-8489.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By /s/ Alexander Y, Kymn

Alexander Y. Kymn

Senior Counsel

cc:	Mr. C. David Messman, Esq.

Mr. Marco E. Adelfio, Esq.